FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:
1. Press Release: MIND's PhonEX-ONE Telecom Expense Management Certified for Cisco Unified Communication Manager; Strategic Win in Financial Sector

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2008

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	MIND's PhonEX-ONE Telecom Expense Management Certified for Cisco Unified Communication Manager;
Strategic Win in Financial Sector

Exhibit 1

MIND's PhonEX-ONE Telecom Expense Management Certified for Cisco Unified Communication Manager;

Strategic Win in Financial Sector

Yoqneam, Israel, July 9, 2008 - MIND CTI Ltd. (NasdaqGM:MNDO), a leading global provider of enterprise call accounting and telecom management solutions, announced today that PhonEX-ONE is the first billing and call accounting certified product that conforms to Cisco's latest release of Cisco Unified Communication Manager. MIND also announced a strategic win of its PhonEX-ONE Telecom Expense Management (TEM) with a major financial institution in the UK.

Monica Eisinger, MIND's CEO commented: "The financial sector is an important market for our enterprise solutions and we believe that this win, which follows multiple deployments with financial institutions, is an important step towards reaching a leading position in this market segment."

Winning new business in this field is driven by the acceptance of IP switches and the seamless integration of our product with new equipment and technologies. The PhonEX-ONE solution is the first billing and call accounting product that has official certification for Cisco Unified Communication Manager 6.1 and has passed the Interoperability Verification Testing (IVT) that took place in February 2008. We have already successfully implemented this solution together with CISCO CUCM version 6 at customer sites.

"Our continued investment in maintaining a state-of-the-art product that is up-to-date and certified with equipment vendors' (including Cisco) latest IP switches shows our commitment to our end-users and partners and enables any size enterprise to control its telecommunication cost within the converged world," commented Sagee Aran, MIND's VP of Enterprise Solutions.

PhonEX-ONE enables one Unified and User Centric internal communication management solution for all communication technologies: traditional telephony, IP telephony, mobile and data. Its scalable architecture is designed to support millions of calls per day and an unlimited number of sites, hierarchies and extensions for which management and audit information is accessed from anywhere over the web, supporting multi-currency and multilingual interfaces and reports. The solution enables drill-down capabilities to view reports on descending hierarchy levels down to the single user details with just a click of the mouse. PhonEX-ONE includes fraud detection and real-time alarm modules and it is secured to enable each user to access authorized information only according to user passwords and SSL (secured socket layer) encryption.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions for the enterprise market. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over ten years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com